August 29, 2019

Harry Simeonidis
President
Glucose Biosensor Systems (Greater China) Holdings, Inc.
708 Third Avenue, 6th Floor
New York, New York 10017

       Re: Glucose Biosensor Systems (Greater China) Holdings, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed August 21, 2019
           File No. 333-232557

Dear Mr. Simeonidis:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2019 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed August 21, 2019

Exclusive Forum Selection, page 84

1. We note your disclosure that "[o]ur stockholders investors will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder." We note your similar disclosure in the last risk factor on page 32. As requested by our prior comment 2 in our letter dated August 16, 2019, please revise your prospectus to disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. Please also expand your related risk factor on page 32 to address the increased costs for investors to bring a claim to which your exclusive forum provision applies in the Court of Chancery or the federal district court for the District of Delaware.
 Harry Simeonidis
Glucose Biosensor Systems (Greater China) Holdings, Inc.
August 29, 2019
Page 2

        You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Special
Counsel, at (202) 551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameHarry Simeonidis
                                                     Division of Corporation
Finance
Comapany NameGlucose Biosensor Systems (Greater China) Holdings, Inc.
                                                     Office of Electronics and
Machinery
August 29, 2019 Page 2
cc:       Eric T. Schwartz, Esq.
FirstName LastName